
BORDER X BREWING

BORDER X BREWING

2019 Report

Dear investors,

Thank you for believing in us and supporting our growth. It's clear that we are on to something important for our communities, and our beer is being recognized for being ground breaking, innovative and delicious. It hasn't been easy, we've made styles that were not main stream, we avoided the trends and stuck to our vision, and we've invested in people and communities that have been marginalized and ignored for too long. The James Beard Award to us, is confirmation that our vision is original, our execution solid and our trajectory is up! This pandemic will pass one day, we will be able to come back to together again. We will be more grateful than ever of the simple act of lifting a pint and sharing a moment together.

We need your help!

As we pivot our business model to online sales and cultivate a stronger social media presence, we appreciate the support our investors can provide by sharing, liking and commenting on our posts. Our new sales platform, borderxnation.com will host our beer, merchandise as well as other art, crafts and online experience passes that our customers will be able to purchase. We will seek to replicate our Border X Brewing Experience online as much as possible. Craft Beer, Culture and Community continue to be our value proposition, now delivered online.

Sincerely,

Marcel Favela
Co-founder / Brewmaster

Martin Favela
CFO / Operations Manager

David Favela
Co Founder / CEO

Our Mission

Latinos know what Horchata, Jamaica, and Mexican chocolate taste like, and they love our beer because of the strong cultural connection. But great beer crosses all borders: twenty-five percent of our customers are non-Latino. We know we've created something special and want to share it, which is why we plan to open taprooms in other predominantly Latino communities. We're starting with Bell, and hope to open 5-6 locations around the Southwest in the next five years.

See our full profile

How did we do this year?

Report Card

B+

The Good

Border X Brewing Bell has proven that our concept is scale-able, in that both the brand, the product and experience succeeded!

Border X selected as Semi-finalist for James Beard Award is an incredible honor and recognition. Only brewery on West Coast!

Our beer continues to garner praise and recognition from customers and industry. Horchata Golden Stout and Pepino are top sellers.

The Bad

Border X Brewing Bell location delayed months due to landlord issue on utilities connection. We experienced expenses, but no revenue.

Installing brewing system online took longer than expected. We ran out of beer in April-June, negatively impacting revenue.

Hiring the right talent to implement our vision has been challenging, we have changed tasting room and event planners already.

2019 At a Glance

January 1 to December 31

$1,705,055 +82%
Revenue

-$82,971 [315%]
Net Loss

$98,729 +136%
Short Term Debt

$0
Raised in 2017

$5,000
Cash on Hand
As of 04/ 6/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We're breaking down borders and building community with Latino craft beer, delicious food, and rich culture. We offer Mexican food to complement our beers, host local Chicano art and music, and have helped revitalize our Barrio Logan neighborhood. We reinvented what a craft brewery can be and our customers love it: our revenues increased 92% to $694k in 2017. With our strong monthly revenues so far this year and our plans to open a second taproom in Bell, we hope to double our revenue in 2018.

Latinos know what Horchata, Jamaica, and Mexican chocolate taste like, and they love our beer because of the strong cultural connection. But great beer crosses all borders: twenty-five percent of our customers are non-Latino. We know we've created something special and want to share it, which is why we plan to open taprooms in other predominantly Latino communities. We're starting with Bell, and hope to open 5-6 locations around the Southwest in the next five years.

Milestones

Border X Brewing LLC was incorporated in the State of California in December 2012.

Since then, we have:

- Achieved profitability with $694k in revenue in 2017, up from $360k in 2016.
- Featured in New York Times, San Francisco Chronicle, Los Angeles Times, and NPR.
- Named 2016 Best Brewery Startup by Brewbound Magazine.
- Our Blood Saison won bronze at the 2014 San Diego International Beer Festival.
- Our Horchata Golden Stout won gold at the Los Angeles International Beer Competition.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,705,055 compared to the year ended December 31, 2018, when the Company had revenues of $934,509. Our gross margin was 74.13% in fiscal year 2019, compared to 81.72% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $539,886, including $51,243 in cash. As of December 31, 2018, the Company had $541,770 in total assets, including $80,331 in cash.
- *Net Loss.* The Company has had net losses of $82,971 and net income of $38,579 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $567,686 for the fiscal year ended December 31, 2019 and $494,660 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $274,140 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Border X Brewing LLC cash in hand is $5,000, as of April 2020. Over the last three months, revenues have averaged $137,000/month, cost of goods sold has averaged $34,000/month, and operational expenses have averaged $102,000/month, for an average net margin of $1,000 per month. Our intent is to be profitable in 1 months.

In December thru March, we experienced solid Year over Year performance as a result of fine tuning our Barrio Logan and Bell production and operations, and from a more effective marketing and event planning. In March, we were notified that we were a Semi-finalist for the 2020 James Beard Award. We were poised for significant growth when the COVID 19 pandemic forced the closure of all bars, restaurants and breweries.

The COVID Pandemic has impacted us in significant ways and we are working to manage our way through this and come out ready to grow after.

We are addressing our fixed costs such as rent. In City of Bell, we are on track for a forbearance of 6 months on monthly lease charges. This is a life saver, as the rent here is significantly higher than Barrio Logan. In Barrio Logan, we are still in discussions, but believe we may achieve a similar outcome, a 3-6 month forbearance.

All employees have been furloughed, except for a part time brewer who will ensure the protection and completion of beers that were in process at time of emergency.

Other expenses such as brewing equipment financing, two company vans and other expenses have been delayed through formal processes and terms offered by banks/companies.

We will pivot our business to focus on take away beer/delivery. We developed an online sales platform and have been selling externally since March 28th. Online sales and marketing and more canning/bottling of beer will be our future focus. If we can generate at least $40k per brewery during this interim pandemic period, we believe we will be able to survive. In addition, we are pursuing government contracts for Hand Sanitizer, as we have been approached by the military to produce during this emergency. Sanitizer is worth almost double the value of beer, our biggest challenge however is sourcing of raw materials, as everything is on back order.

SBA loan applications are in process at this moment, we will seek a Payroll Protection Plan loan (PPP), which 90% of principal is forgivable, if money invested in rent, utilities and employee salary payments. We believe we may be eligible for $200-$225k. We are also applying for other SBA emergency loan programs, as the terms offered are significantly better than anything available.

We hope that some level of normalcy will return in the peak months of July/August. However, this is based on many things external variables outside of our direct control. We believe that when we survive this emergency, our customers will be hungry for some community.

Net Margin: -5% **Gross Margin: 74%** **Return on Assets: -15%** **Earnings per Share: $-Infinity**

Revenue per Employee: $113,670 **Cash to Assets: 9%** **Revenue to Receivables: 13,344%** **Debt Ratio: 105%**

BorderXBrewing_Dec_2019_Financials__1_.pdf

Border_X_Brewing_LLC_Financials_2019.pdf

We ❤ Our 285 Investors

Thank You For Believing In Us

Sonia Baca
David E Galeano
Jessica Hutson
Greg Knaddison
John F Wingate
Martha Matta
James Laviano
Hugo H Perez
Chris Decker
Lee Ann Rogers
Jacob Chavez
Heather Bentley
Suzie Ditmars
Chris Evans
Adrian Perez
Fernando Perez
Garrison Adomian
Fernando Ramos Rodrigu...
Hugo Taborga
Roberto M. Gonzalez
Richard Triska
Michael DeLaMater
Phil Kuhn
Michael Palacio
Cristian Nicolaescu
Jesus Gutierrez
Gerardo Romero
Martha A Ypina
Martin De Venuta
Jorge Briceno
Robert Robinson
Nathen Hache
Marc Nelson
Cliff Herzog
Alberto Rodrigez Campos
Farshid Abdollahi
Chiyo and Roberto Herrer...
John Allen Clair
Tracey Calland
Moises Arturo Cervantes ...
Julian And Catalina Navar...

Raymond Martinez
David Dupuy
Elyssa Xavier
Luis Perez
Mary Cory
Michael Bauermeister
Benjamin Donie
Lauren George
Kallie Derouin
Kevin Hanks
Vamshi Krishna Katta
Jorge N Tepaz
Lupe Favelamunoz
Robert Miller
Adrian Perez
Michael Gilligan
Lars Almquist
David Huesca
Karina Lopez
Cristian Roman
Jonathan Garro
Lizet Lizardo
Carlo Justin Epino
Shelly Poliska
Gianni Marano
Genoveva Romero-Marqu...
Humberto Favela
Linda Villa Arce
Andres Favela
Angel Mayon
John Sandoval
Natalia Favela
Kevin J Keefe
Cecilia Morales
Karla Pena
Jose Ponce Diaz
William Carl Tayler
Justin Escalante
Jim Rickards
Jeffrey Bitticks
David Martinez

Purba Ganguly
Cory Owens
Reyes Velasco
Amit Chauhan
Arlene Williams
Paola Sinisgalli
Neil Young
Manuel Ypina
Joanie Marcus
Debbie Hale Zaenger
Kim Wagner Martinez
Tony De La Rosa
Leo Favela
Daniel Chanka
Iran E Spradley
Silvano Leyva
Exsiquio Ramos
Mario DeRogatis
Aaron Gambala
Jorge A. Flores
Michael Sanderson
Erika Burt
Marissa Chavez
Jennifer Osborn
Brian Hall
Nathan Rider
Damian Trost
Andrew Hodson
Michael Geck
Eduardo Casillas
Yael Deanda
Katia Favela
Patrick Mills
Karina Mena
Tony Dean
Michael Terry Hammond
Michelle Corbin
Joaquin Favela SAUCEDO
James Butlere, Jr.
Ken Brucker
Eduardo Garcia

Edgar Pina
Celine M Johnson
David Favela
Bernardo Andrade
Chase Warren Raymond
Katherine Lopez Favela
Javier Gonzalez Jr
Lisa Garcia
Nataly Herrera
Frank Ponce
Sergio Seidi
Ryan Shneaky Rene
Richard Johnston
Arthur Arras Sr
Evangeline Elizares
Francisco Garcia
Luis Soto
Croix Thompson
Javier Merchan
Rose Anita Hernandez
Chris Pesko
Brian Widrig
Omri Almog
Charles Scott-Smith
Marino Calayag
Randall Lieberman
S Bush
Mario CEDENO
Lisa Thurbon
Alonso Iniguez
Jane Courcy
Priscilla Reyes
Rylee Carter
Marlo Palomera
Laura Knudson
Isabella Longoria
Miguel Meza
Rachel Scagnetti
Nick Ceryance
Stephen Bruce
Carlos R Lino

Tyrone A Nowell
Robert W Neill Jr
Jose Tovar
Edward Trevino
Lyle Notice
Carolina Aceves
Dan Potter
Ivan Gomez
Ryder Bell
Edward Rosas
Anthony Garcia-Munoz
Dave Rivas
Lee Sherman
Tanya Sanchez Rubio
Cordtz Tuatoo
Morris Gelman
Luis Madrigal
T Sharp
Rosalina Padilla
Tala Mar
Thomas Dring
Pawan Gogad
George M Warren
Veronica Brizuela
Sonia Ruiz
Eric Darancette
Ryan Stone
Henry Rangel Guerra
Cyril Rigmaiden
William Berard
Siera Beardsley
Catrina Carter
Fernando Bedolla
Juan Castellanos
Harold Brook
Raynald Pierre
Crijnes Pieter Sprinkhuizen
Xavier Cerna
Jeffrie Keith Shipley
Albert Sanchez
Jonny Price

Tracy Love
Jeff Lazcano
Jason Bechtel
Erik Alvarez
Craig Vom Lehn
Tony Fajardo
Dion Lancia
Jim Dyer III
Luis Manuel Fuentes Perez
Courtney Lambeth
Linh D. Mai
Carlos Hernandez
Felipe Manriquez
Michael Davis
Gloria Favela Rocha
Gregg Johnson
Jacob Beardsley
David Berdeja
Johanna Dominguez
Reymundo Luna
Kristen Foery
Alex Kreit
Jewell M Warren
Joshua D. Pena
Daniel Clay
Oscar Robles
Robert Villarreal
Corey Dwyer
Shannon Lejon Furrer
Malcolm Lamar Hall
Jacob Cureton
Mike Fuller
Simon Olivarria JR
Giovanni V. Velasco
Osvaldo Freire Fonseca
Robert Magnussen
Jason Rios
John Garcia
Michael Shane Rosene
Ivan Cisneros

Andrew Coppola
Yinan Wang
Scott Beardsley
Edmundo Garcia
Carmen Velasco
Martin Favela
Ethan Stone
Brian Fraley
Trasey Green
Denisse Alejandra Ypina
Juan Escobedo
Denise Orozco
Luis Angel Marin
Adrian Perez
Octavio Pimentel
Adam Field
Arun Sivaraman
Marcus Trautschold
Edgar Sevilla
Abraham Hernandez Ro...
Mick Hall
Crystal Warren
Jose Banuelos
Fernando Guajardo
David Bertschy
Jorge Rubio
Jason Noble
Patricia Bacame
Josephine S. Talamantez
Jeff Jones
Gricelda Hernandez
John Czajka
Rene Rosas
Jessica Cespedes
Sean Ford
Erin Blackmar
Nick McNally
Azan Araiza
Matthew Berumen
Chris Della Sala

Thank You!

From the Border X Brewing Team



Marcel Favela
Co-founder / Brewmaster



Martin Favela
CFO / Operations Manager



David Favela
Co Founder / CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Favela	CEO - Manager @ Border X Brewing LLC	2013
Marcel Favela	Master Brewer @ Border X Brewing	2013
Martin Favela	CFO @ Border X Brewing	2013

Officers

OFFICER	TITLE	JOINED
David Favela	CEO	2013
Marcel Favela	Master Brewer	2013
Martin Favela	CFO	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
David Favela	Membership interests	20.0%
Michael Fuller	Membership interests	20.0%
Marcelino Favela	Membership interests	20.0%
Marcel Favela	Membership interests	20.0%
Martin Favela	Membership interests	20.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
David Favela	01/01/2014	$60,388	$62,109	2.85%		
Martin Favela	01/01/2014	$7,000	$7,200	2.85%		Yes
Marcelino Favela	01/01/2014	$15,000	$15,428	2.85%		Yes
Marcel Favela	01/01/2014	$6,000	$6,171	2.85%		Yes
Martin Favela	01/01/2015	$6,300	$6,480	2.85%		Yes
David Favela	01/01/2015	$31,711	$27,915	2.85%		Yes
Marcelino Favela	01/01/2015	$5,000	$5,143	2.85%		Yes
Marcelino Favela	01/01/2016	$8,500	$8,742	2.85%		Yes
David Favela	01/01/2016	$22,670	$23,316	2.85%		Yes
Martin Favela	01/01/2016	$17,630	$18,132	2.85%		Yes
Axis Capital Inc	09/13/2016	$80,841	$66,100	12.7%	11/01/2021	Yes
Marcelino Favela	01/01/2017	$2,100	$2,160	2.85%		Yes
Martin Favela	01/01/2017	$11,000	$11,314	2.85%		Yes

Related Party Transactions

Name	Martin Favela
Amount Invested	$17,630
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$18,132 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	CFO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Martin Favela
Amount Invested	$7,000
Transaction type	Loan
Issued	01/01/2014
Outstanding principal plus interest	$7,200 as of 03/2018
Interest	2.85 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	CFO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcelino Favela
Amount Invested	$15,000
Transaction type	Loan
Issued	01/01/2014
Outstanding principal plus interest	$15,428 as of 03/2018
Interest	2.85 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Relative of officers

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	David Favela
Amount Invested	$60,388
Transaction type	Loan
Issued	01/01/2014
Outstanding principal plus interest	$62,109 as of 03/2018
Interest	2.85 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcelino Favela
Amount Invested	$5,000
Transaction type	Loan
Issued	01/01/2015
Outstanding principal plus interest	$5,143 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	Relative of officers

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Martin Favela
Amount Invested	$11,000
Transaction type	Loan
Issued	01/01/2017
Outstanding principal plus interest	$11,314 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	CFO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Martin Favela
Amount Invested	$6,300
Transaction type	Loan
Issued	01/01/2015
Outstanding principal plus interest	$6,480 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	CFO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	David Favela
Amount Invested	$22,670
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$23,316 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	President CEO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcelino Favela
Amount Invested	$8,500
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$8,742 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	Relative of officers

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcelino Favela
Amount Invested	$2,100
Transaction type	Loan
Issued	01/01/2017
Outstanding principal plus interest	$2,160 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	Relative of officers

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	David Favela
Amount Invested	$31,711
Transaction type	Loan
Issued	01/01/2015
Outstanding principal plus interest	$27,915 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	President - CEO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcel Favela
Amount Invested	$6,000
Transaction type	Loan
Issued	01/01/2014
Outstanding principal plus interest	$6,171 as of 03/2018
Interest	2.85 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Master Brewer of company

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Competition.-We face competition from breweries that are already established and have far more resources for funding marketing. Attracting and retaining customers in this climate may be difficult.

Ingredient costs. The cost of brewing beer is very dependent on ingredient costs, especially grain. Increases in ingredient costs due to shortages or weather could affect our profit margins.

Alcohol regulations. Because we will manufacture and sell alcohol, we will be subject to extensive regulation by the Federal Tax and California Alcoholic Beverage Control. These regulations are strictly enforced. Failure to follow those regulations could have a severe negative impact on our sales and even our ability to remain open

Border X Brewing is very dependent on its small management team. If anything catastrophic were to happen to the company's management team, the future of the company may be compromised. Furthermore, ownership of the company is concentrated in a small number of members (5).

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Border X Brewing LLC

- California Limited Liability Company
- Organized December 2012
- 15 employees

2181 Logan Ave
San Diego CA 92113

http://borderxbrewing.com/

Business Description

Refer to the Border X Brewing profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Border X Brewing is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/borderxbrewingllc/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*